

January 20, 2015

Via E-mail
Yue Kou, Chief Financial Officer
Toda International Holdings, Inc.
c/o Dalian Tofa Wire and Cable Co., Ltd.
No. 18-2-401 Gangjing Garden, Dandong Street, Zhongshan District
Dalian, Liaoning Province, PRC 116001

     Re: **Toda International Holdings, Inc.**
               Form 20-F for the year ended December 31, 2013
               Filed July 11, 2014
               File No. 0-52346

Dear Mr. Kou:

We have reviewed your response to our comment letter dated November 19, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the period ended December 31, 2013

B. Liquidity and Capital Resources, page 45

1.   In reference to your response to our prior comments four and five of our letter dated September 30, 2014, please confirm that you will revise future liquidity disclosures to discuss the changes in related party accounts payable and receivable separately and that your liquidity discussion will coincide with the amounts presented on your balance sheet and statement of cash flows.

Consolidated Statements of Income, page F-4

2.   We refer to your response to comment seven of our letter dated September 30, 2014. Please confirm that you will provide related party sales and costs of related party sales,

on the face of your income statement in your upcoming fiscal year ended December 31, 2014 Form 20-F.

Consolidated Statement of Cash Flows, page F-7

3.   We have read your response to comment two of our letter dated November 19, 2014. Given the significance of your related party balances, it appears you should separately disclose changes to related party balances in your statement of cash flows. Please confirm that you will separately disclose cash flows to and from related parties in your future periodic reports.

You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel at (202) 551-3273 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief